Mail Stop 4561

February 7, 2008

VIA USMAIL and FAX (617) 772 - 9465

Mr. Gary Mentesana
Principal Executive Officer
Boston Financial Tax Credit Fund VII
101 Arch Street
Boston, Massachusetts 02110-1106

> **Re:** **Boston Financial Tax Credit Fund VII**
> **Form 10-KSB for the year ended 3/31/2007**
> **Filed on 7/16/2007**
> **File No. 000-24584**

Dear Mr. Gary Mentesana:

We have reviewed your above referenced filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comment, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED MARCH 31, 2007

Item 8A.   Controls and Procedures

1.   Please refer to your correspondence with us dated September 6, 2007 regarding
        our review of your 8-K filed on July 26, 2007.   The correspondence indicated
        that you planned to file an amended Item 8A to your Form 10-KSB for the year
        ended March 31, 2007. As of the date of this letter, no amendment has been filed.
        Please clarify.   Please note that an amended Item 3 for your Form 10-QSB for the
        quarter ended June 30, 2007 should also be filed.   When you file your
        amendment, new certifications should be filed and all amended Items should be
        filed in their entirety.

                                    *   *   *   *

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please submit a response letter on EDGAR
that keys your response to our comment and provides any requested information.
Detailed response letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosures, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that

    •   the company is responsible for the adequacy and accuracy of the disclosures in
        the filings;

    •   staff comments or changes to disclosures in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

    •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

     You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551- 3498 if you have questions.

                 Sincerely,

                 Linda Van Doorn
                 Senior Assistant Chief Accountant